

February 9, 2012

Via E-mail
Susan Lokey
Secretary
SSTL, Inc.
128 Commercial Dr.
Mooresville, NC 28155

> **Re:** **SSTL, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 2, 2012**
> **File No. 333-177792**

Dear Ms. Lokey:

We have reviewed your responses to the comments in our letter dated January 30, 2012 and have the following additional comments.

Registration Statement Cover Page

1. We note your response to our prior comment 1. You continue to state, however, that the price is $0.02 per share on pages 2, 3 and 7. Please revise for consistency with your disclosure elsewhere that the price is $0.04 per share.

Prospectus Summary, page 4

The Company, page 4

2. We note your disclosure in response to our prior comment 5. Please revise further to clarify whether your Racing Truck Chassis have been certified by NASCAR in both pre-practice technical and pre-qualifying NASCAR mandated inspections.

Management's Discussion and Analysis or Plan of Operation, page 17

Plan of Operation, page 17

3. We note your response to our prior comment 10 and reissue in part. For the 2012 Plan of Operation, please revise to describe intended sources of funds. Starting with the section that describes your plans if you do not achieve profitability by the end of 2012, please revise significantly to discuss your detailed plan through to the point of revenue generation. This discussion should include each specific step you intend to take toward

this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

Security Ownership of Certain Beneficial Owners and Management, page 23

4. We note your response to our prior comment 14 and reissue. Please revise to state that the beneficial ownership information is as of the most recent practicable date. You continue to include information "as of the date of [your] registration statement."

You may contact Juan Migone at (202) 551-3312 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Stanley Moskowitz
        The Bingham Law Group, APC